UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ACER THERAPEUTICS INC.

(Full Name of Registrant)

n/a

(Former Name if Applicable)

One Gateway Center, Suite 351

300 Washington Street

(Address of Principal Executive Office (Street and Number))

Newton, MA 02458

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Acer Therapeutics Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”) by the November 15, 2021 filing due date because the Company requires additional time to complete its unaudited condensed interim financial statements and related disclosures to be included in the Form 10-Q. On November 15, 2021, the Company filed with the Securities and Exchange Commission (“SEC”) a Current Report on Form 8-K disclosing that the Company is working to complete a restatement of, and file amended Quarterly Reports on Form 10-Q containing, unaudited condensed interim financial statement for each of the fiscal quarters ended March 31, 2021 and June 30, 2021 (the “Restated Periods”). That work is ongoing. The Company will not be in a position to file the Form 10-Q until after the restatement has been completed and the financial statements for the Restated Periods have been finalized.

The Company anticipates that the restatement will reflect the correction of a non-cash error identified in the unaudited condensed interim financial statements for the Restated Periods which relates to the allocation of transaction price related to the collaboration and license agreement (“the “Collaboration Agreement”) between the Company and Relief Therapeutics Holding AG, which was entered into on March 19, 2021, and the associated estimate of stand-alone selling price of each of the units of account identified in the Collaboration Agreement.

On November 15, 2021, the Company’s Audit Committee concluded that the Company’s previously issued unaudited condensed interim financial statements and other financial data covering the Restated Periods contained in its Quarterly Reports on Form 10-Q should no longer be relied upon because of the error described above. Similarly, related press releases, earnings releases, investor presentations and other communications describing the Company’s unaudited condensed interim financial statements for the Restated Periods, including management’s assessment of internal control over financial reporting and disclosure controls and procedures, should no longer be relied upon.

As a result of these developments, the Company has been unable to complete its preparation and review of its Form 10-Q in time to file within the prescribed time period without unreasonable effort or expense. The Company continues to work expeditiously to file the Form 10-Q as soon as practicable and currently anticipates filing the Form 10-Q within the five-day extension provided by Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Harry S. Palmin	(844)	902-6100
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Company’s Current Report on Form 8-K filed with the SEC on November 15, 2021, the Company is working to complete a restatement of, and file amended Quarterly Reports on Form 10-Q containing, unaudited condensed interim financial statement with the SEC for each of the quarters ended March 31, 2021 and June 30, 2021. That work is ongoing. The Company anticipates that correcting the non-cash error will (i) reduce revenue, increase loss from operations and increase net loss for the quarter ended March 31, 2021 and the six months ended June 30, 2021 by up to approximately $3.2 million, (ii) increase net loss per share for the quarter ended March 31, 2021 and the six months ended June 30, 2021, (iii) increase total liabilities and accumulated deficit and decrease total stockholders’ equity by up to approximately $3.2 million as of March 31, 2021 and (iv) reflect these amounts in the year-to-date totals in the financial statements for the nine months ended September 30, 2021. The Company is also adjusting for other immaterial corrections for the three and six months ended June 30, 2021.

Cautionary Note Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 includes information that constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Company. Such forward-looking statements include statements regarding the nature of the corrected accounting methodology, the estimated impact of these corrections on both historical and future financial results, the timing of the amended Quarterly Reports on Form 10-Q, management’s conclusion that there was a material weakness in the Company’s internal control over financial reporting during the Restated Periods and management’s ongoing evaluation of the impact of the restatement on its internal control over financial reporting and disclosure controls and procedures. By their nature, forward-looking statements address matters that are subject to risks and uncertainties. A variety of factors could cause actual events and results, including the Company’s expectations regarding materiality or significance, the restatement’s quantitative effects, the effectiveness of the Company’s disclosure controls and procedures and the effectiveness of the Company’s internal control over financial reporting, to differ materially from those expressed in or contemplated by the forward-looking statements. These factors include, without limitation, the risk that additional information may become known prior to the expected filing with the SEC of the periodic reports described herein or that other subsequent events may occur that would require the Company to make additional adjustments to its financial statements or delay the filing of the corrected or future periodic reports with the SEC. Other risk factors affecting the Company are discussed in detail in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

ACER THERAPEUTICS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	November 15, 2021	By:	/s/ Harry S. Palmin
Harry S. Palmin
Chief Operating Officer and Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).